EXHIBIT 21


                         SUBSIDIARIES OF THE REGISTRANT

     As of the date hereof, the Registrant has no subsidiaries. The Registrant is in the process of formation of EagleBank, a bank to be organized under the laws of the state of Maryland as a wholly owned subsidiary of the Registrant.